MDS Reports Fourth Quarter 2007 Results

Strong and Profitable Finish to Year of Significant Improvements at MDS

Toronto, Canada, December 13, 2007 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing products and services to the global life sciences markets, today reported its fourth quarter 2007 results. For the quarter, MDS reported total revenues of $338 million, net income of $15 million and earnings per share from continuing operations of $0.14.  Adjusted EBITDA rose to $44 million, up 91% from the prior year, and adjusted earnings per share were $0.09, up from $0.02 in the prior year.  On a year-over-year basis, the significant decline in the value of the US dollar negatively impacted adjusted EBITDA by approximately $15 million in the fourth quarter.

Quarterly Highlights

•	Delivered $318 million in net revenues, up 22% from $260 million in prior year
•	Delivered adjusted EBITDA of $44 million, up 91% from $23 million last year
•	Increased adjusted EPS to $0.09, up from $0.02 in the prior year
•
MDS Analytical Technologies delivered strong performance at Molecular Devices with $54 million in revenues and $11 million of adjusted EBITDA, and at Sciex with adjusted EBITDA of $21 million, up 40% from $15 million last year

•	MDS Pharma Services delivered their fifth consecutive quarter of sequential improvement in profitability with $5 million of adjusted EBITDA, up $12 million from a loss of $7 million in the prior year
•	MDS Nordion delivered a solid quarter with adjusted EBITDA of $21 million, level with the prior year.

 “I am pleased that we have delivered strong year-end results across MDS, finishing a year of significant improvements to support our global growth strategy,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “I am especially proud of this operational performance in a quarter of unprecedented currency headwinds.”

Operating Segment Results

MDS Pharma Services
			% Change
($ millions)	Q4 2007	Q4 2006	Reported	Organic
Net Revenue: Early-stage Late-stage	66 57	70 52	(6%) 10%	- -
	123	122	1%	-
Adjusted EBITDA:
	$5	(7)	n/m	n/m
%	4	n/m

MDS Pharma Services net revenue increased 1% on a reported basis over the prior year, and was level with last year after adjusting for the impact of foreign exchange and divestitures.  Adjusted EBITDA was $5 million versus a loss of $7 million last year, an improvement of $12 million year-over-year. Despite $4 million of unfavourable foreign exchange versus the third quarter, MDS Pharma Services delivered its fifth consecutive quarter of sequential improvement in profitability.

Our late-stage businesses continued to thrive and net revenues grew by 10% over the prior year.  This growth was partially offset by a 6% decline in our early-stage business.  While results in early-stage revenues continued to show some weakness, we are encouraged that Bioanalytical and Phase I customers continued to return this quarter. We saw their return reflected in the strength of new orders, especially with our Bioanalytical customers, where new orders increased 85% over this period last year and were up 33% from the third quarter. Our average backlog for the fourth quarter was $385 million, down 10% from the prior year, resulting from an increased conversion of backlog to revenue and a number of contract cancellations in our Phase II-IV business.

During the quarter, MDS Pharma Services continued to implement its restructuring plan. Our Montreal team transferred DMPK operations to Bothell, Washington and LC-MS operations to Lincoln, Nebraska. The Montreal team also largely completed the staff reductions at our St. Laurent facility, including most of the staff supporting the FDA site audits, which appear to be winding down as we enter 2008. We also consolidated our central laboratory operations in Europe.  We have now implemented 80% of the restructuring initiatives announced earlier this year that are designed to put MDS Pharma Services on a profitable growth trajectory.

MDS Pharma Services is continuing to make strategic investments to accelerate top-line growth. We recently expanded our central lab operations in Beijing, China to meet the growing demands from pharmaceutical and biotech companies conducting clinical trials in China.  The 300-bed expansion of our Phase I business in Phoenix, Arizona is scheduled to open in January 2008, and we are planning to roll out new information technology systems to enhance our services for our pre-clinical and central lab customers.  MDS Pharma Services also launched a new brand campaign in November, which highlights our commitment to deliver “high-quality services on-time”.

MDS Nordion
			% Change
($ millions)	Q4 2007	Q4 2006	Reported	Organic
Revenue	76	76	-	(4%)
Adjusted EBITDA:
	$21	21	-	10%
%	28	28	-	-

MDS Nordion’s reported revenues for the fourth quarter were $76 million, level with the prior year and down 4% organically. Adjusted EBITDA was $21 million, level as reported and up 10% organically. Excluding deferred revenue associated with a supply agreement in 2006, revenues were up 3% compared to the fourth quarter of last year. This increase was fueled by the strength of the Canadian dollar and increased revenue from expanding our TheraSphere® markets. These gains were offset by declines in cobalt shipments and production irradiator systems.

During the quarter, MDS Nordion signed a 17-year contract for the supply of cobalt-60 with Rosenergoatom, the operating utility of Russia’s nuclear power plants.  This contract expands upon an existing agreement for cobalt-60 that is used to sterilize hospital medical supplies. As a result of this agreement, MDS Nordion’s capacity will grow by more than 30 percent over the next 10 years, placing us in a strong position to meet expected growth in the sterilization market.

Subsequent to quarter-end, MDS Nordion signed an agreement with Best Medical International Inc., a provider of radiotherapy and oncology products, to divest its external beam therapy and self-contained irradiator product lines that have annualized revenues of $32 million. This sale is a key part of MDS Nordion's growth strategy to focus its resources on being a leading innovator in molecular medicine. The transaction is expected to be finalized in the second quarter of 2008.

After quarter end, MDS Nordion received information from Atomic Energy of Canada Limited (AECL) that an interruption in the supply of medical isotopes is expected to extend into early to mid-January 2008.  AECL advised MDS Nordion that this extension of the maintenance shutdown at the National Research Universal reactor is required to complete an upgrade of the electrical back-up system to address a regulatory issue.  There is federal legislation pending to accelerate the start up of the reactor.   MDS Nordion is concerned about the impact that AECL’s supply disruption is having on patients, and has been working with back-up suppliers to offset some of the impact. Based on the latest update from AECL, the financial impact of this extended interruption is currently expected to reduce MDS Nordion’s adjusted EBITDA by approximately $8 - $9 million in total for the first quarter of 2008.

MDS Analytical Technologies
			% Change
($ millions)	Q4 2007	Q4 2006	Reported	Organic
Revenue	119	62	92%	2%
Adjusted EBITDA:
	$32	15	113%	74%
%	27	24	-	-

MDS Analytical Technologies delivered strong results in our second full quarter, which included Molecular Devices, with revenues up 92% to $119 million. Adjusted EBITDA of $32 million was up 113% as reported and up 74% organically over the same period last year.  Our results were driven by strong demand for Sciex mass spectrometry products in most of our markets and by our Molecular Devices business that we acquired earlier this year.

Sciex contributed $65 million in revenues and $21 million in adjusted EBITDA in the fourth quarter, up 40% from the prior year.  Mass spectrometry end user revenue grew 4%. We continue to have strong sales momentum at Sciex with our high-end triple-quad and ion trap instruments.

Molecular Devices contributed $54 million in revenues and $11 million in adjusted EBITDA.  We believe we will meet or exceed our projected revenue and adjusted EBITDA targets of $190 million and $45 - $50 million in our first full year of ownership.

During the quarter, MDS Analytical Technologies continued to drive innovation and growth with the launch of new products. We announced a significant advance in high-speed imaging technologies with the release of the MetaMorph® ICS (Integrated Confocal System), in partnership with VisiTech International. As well, MDS Analytical Technologies launched an automated toxicology testing application for drugs of abuse with its joint venture partner Applied Biosystems. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology application can deliver faster results, more thorough screening and ultimately, more accurate analysis.

Conference Call
MDS will be holding a conference call today at 9:30 am (EDT) to discuss fourth quarter 2007 results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Forward-Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or supply  or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

The use of non-GAAP measures section in the MD&A outlines the definition of the terms ‘organic’ and ‘adjusted’ as used to explain the operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results.  We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

For further MDS information contact:
Investor Inquiries
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
416-213-4721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com

Management’s Discussion and Analysis

December 12, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended October 31, 2007 and its financial position as at October 31, 2007.  This MD&A should be read in conjunction with the consolidated financial statements and notes that follow, all of which have been prepared in accordance with Canadian generally accepted accounting principles.  For additional information and details, readers are referred to the annual consolidated financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. We provide information and analysis in our MD&A comparing the results of operations for the current period to those of the same period in the preceding fiscal year and comparing our financial position to that at the end of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP), in this MD&A we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted net income; adjusted EPS; net revenue; operating working capital; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of both reported and organic growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to GAAP measures reported on the face of the consolidated financial statements.

Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results and can view our results through the eyes of management.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and to acquisitions and divestitures.  We use the term “organic” to describe the results presented in this way.  To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the figures for the prior period using the exchange rates that were in effect for the current period. We provide a reconciliation that shows the differences between reported and organic growth figures highlighting the variances caused by currency fluctuations and those caused by business acquisitions or divestitures.

Substantially all of the business of the Sciex division of MDS Analytical Technologies is conducted through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing and which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report only our direct revenues and our share of revenues from the joint ventures after deducting appropriate intercompany eliminations, and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex division of MDS Analytical Technologies, in addition to the organic growth of our reported revenues, we also report growth in end-user revenues as reported to us by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in end customer demand and our performance relative to the overall market. We are unable to provide the organic growth in this measure because we do not have access to the underlying currency data.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as revenue. A confirmed contract is one for which the Company has received customer acceptance in a manner that is customary for the type of contract involved. For large, long-term contracts, customer acceptance is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer acceptance may be documented in other ways, including email messages and oral confirmations. Only contracts for which such acceptances have been received are included in backlog and the amount of backlog for these contracts is measured based on the revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs
MDS Pharma Services incurs certain out-of-pocket costs on behalf of its customers for which the Company has a right to reimbursement. These include stipends paid to study participants in early-stage clinical trials, courier costs associated with the delivery of study samples to central laboratories, and other out-of-pocket costs, mostly related to travel. The Company has the right to bill customers for reimbursement of these amounts but is generally not entitled to a mark-up or other form of profit margin related to these activities.

In financial reports filed for prior periods, the amount of the reimbursement was offset against the related out-of-pocket cost, and, because these amounts offset, neither a revenue nor an expense item was reported associated with this activity. During the fourth quarter, management determined that this presentation was inconsistent with competitor disclosures, generally prepared in accordance with US GAAP. In addition, management has determined that this presentation is consistent with Canadian GAAP.  Therefore, we determined that it would be appropriate to present the financial statements contained in this interim report reflecting separate, but offsetting, revenue (reimbursement revenue) and expense items (reimbursed expenses) for these reimbursable out-of-pocket costs.  We have revised the consolidated revenue and expenses reported for the current period and for the comparable period in 2006, along with the revenues and expenses reported for the MDS Pharma Services segment for these periods. In addition, consolidated revenues reported in the Quarterly Highlights table later in this MD&A have been similarly revised. This change has no impact on operating income, net income, earnings per share, cash flows, or any captioned item on the consolidated statements of financial position.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not impact net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

MDS Inc.
Consolidated Operating Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$318	$260	22%	(1%)	Net revenues	$1,162	$1,002	16%
20	25			Reimbursement revenues	91	105
$338	$285			Total revenues	$1,253	$1,107

25	18	39%		Operating income (loss)	(39)	48	n/m
				Adjustments:
(4)	(11)			Restructuring charges, net	40	(7)
2	-			Valuation provision	8	6
(2)	(2)			Mark-to-market on interest rate swaps	(1)	1
(3)	-			MAPLE settlement	(6)	9
(5)	-			Gain on sale of businesses	(4)	(2)
-	-			FDA provision	61	-
5	-			Acquisition integration	19	-
18	5	260%		Adjusted operating income	78	55	42%
26	18			Depreciation and amortization	91	63
$44	$23	91%	177%	Adjusted EBITDA	$169	$118	43%

14%	9%			Adjusted EBITDA margin on net revenue	15%	12%
n/m = not meaningful

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 22% on a reported basis to
$318 million for the fourth quarter of 2007 compared to $260 million last year. The Molecular Devices (MD) division of MDS Analytical Technologies, which was acquired earlier this year, added $54 million of net revenue in the quarter, pushing net revenue growth for MDS Analytical Technologies to 92% compared to the fourth quarter of 2006. MDS Pharma Services net revenues increased 1% compared to the same period in 2006, as 10% growth in our late-stage businesses continued to be offset by declines in the early-stage businesses. MDS Nordion net revenues were level compared to the same period in 2006 on a reported basis, and up 3% excluding the impact of deferred revenue realized last year associated with our Zevalin® contract, which expired in February 2007.

On an organic basis, net revenues were down by 1% while adjusted EBITDA grew by 177%, which reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	22%	91%
Growth attributable to the acquisition of MD	(21%)	(48%)
Impact of Hamburg clinic sale	1%	4%
Impact of currency fluctuations on growth	(3%)	130%
Organic growth	(1%)	177%

Operating income for the fourth quarter of 2007 was $25 million compared to $18 million reported for the same period in 2006.  Excluding the impact of MD, which had an operating loss of $2 million after deducting $11 million in expenses for integration and amortization, operating income for the fourth quarter of 2007 was $27 million, an increase of 50% over the same period last year. All businesses experienced growth in operating income compared to the prior year.

Adjusted EBITDA for the quarter was $44 million, up 91% compared to $23 million reported for last year. On a year-over-year basis, the significant decline in the value of the US dollar negatively impacted adjusted EBITDA by $15 million due to both the foreign exchange impact on our operating activities and the impact of foreign exchange on certain monetary assets and liabilities.  MDS Pharma Services delivered continued improvement in adjusted EBITDA, reporting sequential improvement in adjusted EBITDA for the fifth consecutive quarter.  MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, with and without the impact of the MD acquisition.

Adjustments reported for the quarter include $5 million of costs related to the integration of MDS Analytical Technologies, including $2 million related to amortization of fair value increments recorded for deferred revenue from service contracts. Although we report this deferred revenue adjustment as an operating income adjustment in this non-GAAP measure, our GAAP-based income statement reports this amount as a reduction in revenues.

Other adjustments for the quarter include an additional $3 million of investment tax credits realized as we settled prior year claims associated with the MAPLE facility and a $2 million mark-to-market adjustment on interest rate hedges. We also released $4 million of restructuring reserves related primarily to severance costs for employees who left voluntarily prior to their planned termination.

In early August 2007, we invested in $17 million of asset-backed commercial paper that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.

In October, we were advised that we were entitled to receive $5 million of bankruptcy proceeds resulting from the final liquidation of Protana Inc. (formerly MDS Proteomics Inc.). This recovery is included in other income and it has been treated as an adjusting item.

Selling, general, and administration (SG&A) expenses for the quarter totaled $92 million or 29% of net revenues compared to $59 million and 23% last year. The increase in SG&A of $33 million includes $17 million resulting from the addition of MD during the year. Also, the significant $0.12 drop in the value of the US dollar compared to the Canadian dollar following our July quarter-end resulted in consolidated foreign exchange losses from the translation of certain monetary assets and liabilities of $11 million, compared to a $1 million loss in the prior-year quarter.

We spent $22 million on research and development (R&D) activities in the fourth quarter this year and expensed $8 million, compared to spending of $14 million last year, of which we expensed $7 million. The majority of the increase in R&D spending comes from the spending in our new MD business.

Consolidated depreciation and amortization expense increased $8 million compared to the fourth quarter of last year.  In the fourth quarter of 2007, we amortized $6 million of intangible assets acquired as part of the MD transaction.  In total, we recorded $161 million of intangible assets related to acquired technology, reagents, and intellectual property that we currently estimate will be amortized over a weighted average useful life of 6 years. Capital expenditures for the quarter were $28 million, compared to $14 million in the fourth quarter of 2006.

Income from continuing operations for the quarter was $17 million, reflecting these strong results from our businesses and was up 21% compared to $14 million reported for continuing operations last year.

The loss from discontinued operations of $2 million for the fourth quarter this year reflects costs associated with the sale of our Canadian diagnostics businesses. Income from discontinued operations of $33 million for 2006 reflects the operating results of our Canadian diagnostics businesses for that period.

Earnings per share from continuing operations were $0.14 for the quarter, compared to $0.10 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.09 compared to $0.02 earned in the same period last year.  Earnings per share from discontinued operations were a loss of $0.01 compared to income of $0.23 last year. Adjusted earnings per share for the two periods were as follows:

	Fourth Quarter		Fiscal Year
	2007	2006	2007	2006
Basic EPS from continuing operations – as reported	$0.14	$0.10	$(0.26)	$0.21
Adjustments:
Restructuring charges, net	(0.02)	(0.05)	0.24	(0.04)
Valuation provision	0.01	-	0.06	0.05
Mark-to-market on interest rate swaps	(0.01)	-	(0.01)	-
MAPLE settlement	(0.01)	-	(0.03)	0.04
Gain on sale of long-term investment and businesses	(0.04)	-	(0.02)	-
FDA provision	-	-	0.31	-
Acquisition integration	0.02	-	0.09	-
Tax rate changes	-	(0.03)	-	(0.03)
Adjusted EPS	$0.09	$0.02	$0.38	$0.23

MDS Pharma Services
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$66	$70	(6%)		Early-stage	$254	$268	(5%)
57	52	10%		Late-stage	223	191	17%
123	122	1%	-	Net revenues	477	459	4%
20	25			Reimbursement revenues	91	105
143	147			Total revenues	568	564

(78)	(91)			Cost of revenues	(326)	(343)
(20)	(25)			Reimbursed expenses	(91)	(105)
(40)	(37)			Selling, general, and administration	(138)	(128)
(9)	(9)			Depreciation and amortization	(35)	(30)
4	1			Restructuring charges, net	(31)	-
-	-			Equity earnings (loss)	-	(1)
-	(1)			Other income (expenses)	(65)	4
-	(15)			Operating loss	(118)	(39)
				Adjustments:
(4)	(1)			Restructuring charges, net	31	-
-	-			Loss (gain) on sale of a business	4	(2)
-	-			FDA provision	61	-
(4)	(16)	n/m		Adjusted operating loss	(22)	(41)	n/m
9	9			Depreciation and amortization	35	30
$5	$(7)	n/m	n/m	Adjusted EBITDA	$13	$(11)	n/m

$20	$9			Capital expenditures	$48	$35

MDS Pharma Services net revenues grew 1% as a result of continued revenue growth from our late-stage businesses. Late-stage revenues grew 10% compared to the fourth quarter of 2006; however, this growth was largely offset by weaker early-stage revenues, which were down 6% compared to the same quarter last year. Weakness in revenues from bioanalytical and discovery/preclinical services more than offset otherwise strong growth in drug safety testing. Phase I revenues were level with the fourth quarter last year and are gaining momentum sequentially.

Organic growth in net revenue was nil for the quarter, which reconciles to reported growth as follows:
Net Revenue
Reported net revenue growth	1%
Impact of Hamburg clinic sale	3%
Impact of currency fluctuations on revenue growth	(4%)
Organic net revenue growth	-

Early-stage contract awards were strong this quarter compared to last year; however, we experienced some order weakness and a higher than normal level of  contract cancellations relating to compound failures and customer mergers affecting our late-stage businesses. Combined with the improved conversion of contract backlog, this weakness contributed to an overall decrease in average monthly pharmaceutical research backlog to $385 million, down 10% compared to the fourth quarter of 2006. We are encouraged by the strength of new bioanalytical orders, which doubled compared to the fourth quarter of 2006, as well as the improved quality of our period-end backlog resulting from our focus on bidding on contracts that enable us to achieve reliable profitability.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420
Quarter 4	385

MDS Pharma Services broke even at an operating income level for the quarter, compared to a loss of $15 million for the same period last year.  Operating income for the current quarter includes $3 million of investment tax credits (ITCs) resulting from the settlement of prior-year claims. MDS Pharma Services also experienced approximately $6 million of unfavourable foreign currency impact in the quarter compared to the prior year.  Fourth quarter 2006 operating income reflects $8 million of spending on the US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations. Spending on this matter during the fourth quarter of 2007 amounted to $6 million, and this was charged to the reserve established for this purpose.

Adjusted EBITDA for the fourth quarter was $5 million, up substantially from the $7 million adjusted EBITDA loss reported for the fourth quarter of 2006. Fiscal 2007 adjustments reflect the release of restructuring provisions related to severance for employees who resigned prior to being terminated and to whom no severance was therefore paid.  Fiscal 2006 operating income was adjusted downwards by $1 million to eliminate a net recovery of certain restructuring costs as the related restructuring initiatives were completed below budget.

During the fourth quarter of 2007, we continued to implement our restructuring plan, largely completing the staff reductions at our Montreal facility, including a substantial reduction of staff supporting the FDA audits and other audits being conducted by our clients. We made substantial progress on the consolidation of central laboratory operations in Europe and completed the closure of our Sittingbourne, UK facility. During the quarter, we also completed the transfer of certain operations from Montreal to our  Bothell, Washington and Lincoln, Nebraska facilities. To date, these restructuring activities have resulted in a headcount reduction of approximately 400 employees and we have utilized $15 million of the restructuring reserve established in the second quarter of 2007 on these activities. The remaining reserve is $11 million and we anticipate further headcount reductions affecting 100 positions in the first half of next year.

Capital expenditures in the pharmaceutical services segment were $20 million compared to $9 million last year.  Late in the quarter, our Beijing, China central laboratory facility moved to larger and more modern facilities, resulting in a significant increase in testing capacity. The new facility also provides for more kit production space and can accommodate a wider range of specialized clinical testing services.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all site audits for generic  customers that were required of them by the FDA.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not able to assess the potential impact of possible foreign regulatory actions, if any, at this time we are satisfied with the progression of these discussions.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $11 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. We await reimbursement requests for the majority of the generic and innovator study audits that were completed in our facility.  Based on information currently available, we believe that the remaining reserve of $55 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

Full and complete resolution of the bioanalytical regulatory issues has been a key area of focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers with further follow up, if any.  The remaining reserve reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients. There can be no assurance at this time that the full balance of this reserve will be required, or that costs will not exceed the amounts we have currently estimated.

MDS Nordion
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$76	$76	-	(4%)	Net revenues	$289	$297	(3%)
(40)	(39)			Cost of revenues	(150)	(150)
(15)	(14)			Selling, general, and administration	(51)	(51)
-	(2)			Research and development	(2)	(4)
(3)	(4)			Depreciation and amortization	(13)	(15)
	2			Restructuring charges	-	2
3	-			Other income (expenses)	7	(9)
21	19	11%		Operating Income	80	70	14%
				Adjustments:
(3)	-			MAPLE settlement	(6)	9
	(2)			Restructuring charges	-	(2)
-	-			Gain on sale of a business	(1)	-
18	17	6%		Adjusted operating income	73	77	(5%)
3	4			Depreciation and amortization	13	15
$21	$21	-	10%	Adjusted EBITDA	$86	$92	(7%)

$3	$-			Capital expenditures	$8	$-

MDS Nordion revenues were level year-over-year on a reported basis. Revenues for 2006 included $2 million related to deferred revenue associated with the 2004 cancellation of the supply agreement between MDS Nordion and Biogen Idec.  Excluding the impact of this item, revenues were up 3% compared to the fourth quarter of 2006, largely due to the strength of the Canadian dollar this year and increased revenue associated with our expanding TheraSphere® markets. These increases were offset by declines in cobalt shipments and the prior-year sale of a production irradiator that was not repeated in the current-year quarter.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	-	-
Impact of currency fluctuations on growth	(4%)	10%
Organic growth	(4%)	10%

Operating income was $21 million compared to $19 million last year in the same period and adjusted EBITDA was level at $21 million.   There was one adjusting item in the fourth quarter of each year. In the fourth quarter of 2007, we recorded ITCs totaling $3 million as we settled prior-year claims for R&D associated with the MAPLE facility. The adjustment for 2006 was for unused restructuring reserves associated with our European generic radiopharmaceutical manufacturing business, the closure of which was completed at the end of last year.

Capital expenditures in the isotopes segment for the quarter were $3 million, compared to none last year.

Late in the quarter, MDS Nordion announced the signing of a 17-year, $83 million agreement for the supply of cobalt-60 with Rosenergoatom, the operating utility of Russia's nuclear power plants. This contract, together with an existing agreement signed in 2005, provides for a 30% increased supply of cobalt-60 to MDS Nordion by 2016. Cobalt-60 is primarily used for the sterilization of hospital medical supplies to help prevent patient infection and disease by reducing harmful bacteria.

Subsequent to the year-end, we announced the signing of an agreement to sell our external beam therapy and self-contained irradiator product lines. The sale is a key part of MDS Nordion's strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million at an adjusted EBITDA margin of 5% and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. We anticipate that we will report a loss on disposal of this business, including all costs associated with the disposal, in the range of $4 million to $6 million.

MDS Analytical Technologies
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$119	$62	92%	2%	Net revenues	$396	$246	61%
(60)	(39)			Cost of revenues	(218)	(151)
(23)	(3)			Selling, general, and administration	(64)	(16)
(8)	(5)			Research and development	(27)	(14)
(14)	(5)			Depreciation and amortization	(41)	(18)
(1)	-			Other income (expenses)	(3)	-
13	10	30%		Operating income	43	47	(9%)
				Adjustment:
5	-			Acquisition integration	19	-
18	10	80%		Adjusted operating income	62	47	32%
14	5			Depreciation and amortization	41	18
$32	$15	113%	74%	Adjusted EBITDA	$103	$65	58%
$2	$2			Capital expenditures	$10	$7

MDS Analytical Technologies reported revenues of $119 million for the fourth quarter of 2007, compared to $62 million for the same period last year. Fourth quarter revenues for the current year include $54 million of revenues from the newly acquired Molecular Devices business (MD). This amount is net of a $2 million purchase price adjustment related to assigning fair value to deferred service contracts that were on the acquisition date balance sheet of MD. Excluding this adjustment, MD revenues were up 15% compared to the same three-month period in 2006, and have totalled $140 million since the acquisition date.

MD has been a strong contributor to segment revenues and adjusted EBITDA since it was combined with Sciex.  Given the strong start, we believe the division is on track to exceed the expected $190 million in revenues and $45 - $50 million in adjusted EBITDA in the first full year of MDS ownership.

Sciex grew revenues by 5%, and the small molecule markets continued to be an area of strength for the business. Our high-end triple-quad and ion-trap instruments have maintained strong sales momentum, across most markets.  Good strength from our core LC/MS products was augmented by continued strength from our ICP/MS product line, although the proteomics markets continued to perform below expectations.  End-user revenues for Sciex products grew 4% in the fourth quarter compared to the same period last year.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	92%	113%
Growth attributable to the acquisition of MD	(87%)	(73%)
Impact of currency fluctuations on growth	(3%)	34%
Organic growth	2%	74%

Operating income was $13 million for the fourth quarter of 2007 compared to $10 million for the fourth quarter of 2006, an increase of 30%, all of which results from the Sciex business. On an operating income basis, MD lost $2 million in the fourth quarter because of the acquisition-related items.

Adjusted EBITDA for the quarter was $32 million compared to $15 million last year.  Excluding growth attributable to the acquisition of MD and the impact of currency fluctuations on growth adjusted EBITDA grew by 74% as a result of improved gross margins, increased development costs deferred and a $2 million gain on the sale of land.  The adjustment for integration costs of $5 million for the quarter includes $2 million of deferred service contract revenue adjustments.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the fourth quarter of 2007 reflect the additional costs associated with the MD business. Depreciation and amortization expense was also up, reflecting $6 million for amortization of intangible assets acquired as part of the MD acquisition, plus the inclusion of depreciation on MD property, plant, and equipment.

Capital expenditures (excluding capitalized development costs) were $2 million this year and last year.

During the fourth quarter, MDS Analytical Technologies announced the launch of a significant advance in high-speed imaging technologies with the release of the MetaMorph(R) ICS (Integrated Confocal System), in partnership with VisiTech International, a manufacturer of confocal hardware. This turnkey, confocal microscope is the first of its kind in the imaging industry. It has the capability to obtain high resolution images in multiple dimensions to support researchers in their exploration of live cell and functional imaging without the limitations inherent in other high-speed imaging technologies.

The division also introduced a new automated toxicology testing application for drugs of abuse. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology applications equips toxicology laboratories for the first time with a built-in library of 1,200 compounds and a search reporting function designed to screen hundreds of drugs in less than 20 minutes. This software application is an improvement over existing toxicology testing methods. It enables faster delivery of results, more thorough screening and, ultimately, more accurate analysis to be used as evidence in criminal court cases.

Corporate and Other
Financial Highlights
Fourth Quarter			Fiscal Year
2007	2006		2007	2006
$(14)	$(5)	Selling, general, and administration	$(33)	(30)
-	8	Restructuring charges	(9)	5
5	2	Other income (expense)	-	(1)
-	(1)	Equity earnings	-	(4)
(9)	4	EBITDA	(42)	(30)
		Adjustments:
(5)	-	Gain on sale of investments	(7)	-
(2)	(2)	Mark-to-market adjustments	(1)	1
2	-	Valuation provisions	8	6
-	(8)	Restructuring charges	9	(5)
$(14)	$(6)	Adjusted EBITDA	$(33)	$(28)

Corporate SG&A expenses were $14 million for the quarter this year, including a $4 million of foreign exchange loss on balance sheet translation.

Other income for the quarter includes a $2 million mark-to-market gain on certain interest rate derivatives and a $2 million valuation provision for asset-backed commercial paper we own and which is not currently liquid. Also included in other income is $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. We were advised by the liquidator of these proceeds late in the fourth quarter and we expect to receive the funds in the first half of 2008.  Other income for the fourth quarter in 2006 included a $2 million mark-to-market gain and an $8 million release of restructuring reserves originally set aside in 2005 for expected contract cancellation costs. We were able to negotiate termination of this contract without penalty during 2006 and as a consequence, this reserve was no longer required. All of these items were treated as adjustments to arrive at adjusted EBITDA for the quarter.

Fourth quarter interest expense increased from $6 million in 2006 to $7 million in 2007 and interest income in the quarter was $7 million this year compared to $4 million last year.

Income Taxes
Our effective income tax rate for the quarter was 32% and below our expected rate of 36% due to the fact that the bankruptcy proceeds that we recorded in the quarter relating to the wind-up of Protana Inc. are not subject to income tax.

Discontinued Operations
The results of our discontinued businesses for the fourth quarter of 2007 and 2006 were as follows:
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Net revenues	$-	$82	$95	$362
Cost of revenues	-	(45)	(57)	(225)
Selling, general and administration	(1)	(15)	(16)	(53)
Depreciation and amortization	-	(3)	-	(10)
Restructuring charges	-	-	-	(1)
Other expenses	-	(3)	-	(3)
Equity earnings	-	1	1	3
Operating income (loss)	(1)	17	23	73
Gain on sale of discontinued operations	-	-	904	24
Dividend and interest income	-	1	1	2
Income tax recovery (expense)	-	16	(117)	7
Minority interest – net of tax	(1)	(1)	(5)	(8)
Income (loss) from discontinued operations – net of tax	$(2)	$33	$806	$98
Basic earnings per share	$(0.01)	$0.23	$6.12	$0.68
Diluted earnings per share	$(0.01)	$0.23	$6.10	$0.68

The results from discontinued operations in the fourth quarter of 2007 reflect expenses associated with the sale of our diagnostics business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources
	October 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$350	$388	(10%)
Operating working capital[1]	$55	$104	(47%)
Current ratio	1.6	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and short-term investments totalled $350 million compared to $314 million at the end of July 2007 and $388 million at the end of October 2006. The increase in cash primarily results from an increase in accounts payable at year-end.

As at the date of this report, we had $17 million in short-term investments in asset-backed commercial paper (ABCP) that was purchased in August 2007.  This ABCP was due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  We received notice on the roll-over date that the sponsor of these obligations would be unable to meet its obligations. At the present time, we have only limited access to information that would help us to determine the amount and timing for the repayment of these obligations. As a result, we have estimated that a write-down in the value of these investments is required, and accordingly, we recorded a $2 million provision in the fourth quarter. In addition, while these investment vehicles would ordinarily qualify as cash equivalents, we believe that the current market conditions are such that it is no longer appropriate to record these investments as current assets. We have therefore classified these commercial paper assets as long-term investments that are available for sale.

Operating working capital of $55 million at the end of the fourth quarter was down from  $81 million at the end of July, and down substantially compared to the October 2006 balance of $104 million.  The decline since the 2006 year-end reflects higher than usual accounts payable and accrued liabilities as at October 31, 2007. This reflects, in part, the balance that remains unpaid from the FDA and restructuring provisions recorded in the second quarter, along with  an increase in trade payables at year-end, partially driven by increased capital expenditures in the fourth quarter.   The FDA and restructuring provisions are offsetting the addition of operating working capital associated with MD.  We expect that our operating working capital will rise to normal levels in future quarters as these reserves are utilized and accounts payable drop to normal levels.

We expect our operating cash inflows to remain strong throughout fiscal 2008.  Cash outflows are expected to include FDA –related reimbursements to our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  We believe that these liquidity needs can be satisfied from cash generated by operations and cash on hand. We also have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at October 31, 2007.  We do not believe that the current liquidity issues affecting the ABCP markets will have any significant impact on our liquidity.

Cash used in investing activities for continuing operations totalled $48 million for the fourth quarter this year, compared to $11 million for 2006, primarily due to capital expenditures.  The $28 million of capital expenditures this year includes higher levels of capital expenditures in MDS Pharma Services related to investments in information systems to support growth in MDS Pharma Services, the 300-bed expansion of our Phoenix, Arizona Phase I clinic and the build-out of our central laboratory in Beijing, China.

Financing activities (excluding discontinued operations) used $13 million of cash in the quarter, primarily for scheduled debt repayments, compared to $5 million in the prior year.  Cash used in financing activities for the prior year included a $3 million dividend payment.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
In October 2007, we signed a 17-year, $83 million cobalt supply agreement in the normal course of business. Aside from this, there have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consist of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with our established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2007 was a net liability of $6 million.  We recorded a $2 million mark-to-market gain on interest rate swaps during the fourth quarter of 2007.

Capitalization
	October 31, 2007	October 31, 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	350	388	(10%)
Net debt	34	6	466%
Shareholders’ equity	1,929	1,414	36%
Capital employed[1]	$1,963	$1,420	38%
Debt to Total Capital	17%	22%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $10 million due to principal payments, and the current portion of the long-term debt is $94 million compared to $20 million at October 31, 2006. The increase in the current portion reflects the inclusion of $79 million of long-term debt that will be repaid in December 2007. During the third quarter, we de-designated $70 million of the US-dollar debt as a hedge of our US net investment in accordance with the provisions of CICA Handbook Section 3865 and entered into foreign exchange contracts to fix the exchange rate that we will pay to buy the US dollars required to make the December debt payments. Gains and losses on the foreign exchange contracts and on this portion of the US-dollar denominated debt are offsetting.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations and the inclusion of reimbursement revenues in the MDS Pharma Services segment, both of which are discussed above.

(millions of US dollars, except earnings per share)
	Fiscal 2007	Oct 2007	July 2007	Apr 2007	Jan 2007
Gross revenues	$1,253	$338	$346	$296	$273
Net revenues	$1,162	$318	$321	$273	$250
Operating income (loss)	$(39)	$25	$13	$(80)	$3

Income (loss) from continuing operations	$(34)	$17	$8	$(57)	$(2)
Net income (loss)	$772	$15	$7	$736	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.26)	$0.14	$0.07	$(0.42)	$(0.02)
Earnings (loss) per share
Basic and diluted	$5.86	$0.13	$0.06	$5.36	$0.10
(millions of US dollars, except earnings per share)
	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Gross revenues	$1,107	$285	$280	$268	$274
Net revenues	$1,002	$260	$258	$242	$242
Operating income (loss)	$48	$18	$5	$2	$23

Income (loss) from continuing operations	$29	$14	$3	$(2)	$14
Net income (loss)	$127	$47	$19	$14	$47
Earnings (loss) per share from continuing operations
Basic and diluted	$0.21	$0.10	$0.02	$(0.01)	$0.10
Earnings (loss) per share
Basic and diluted	$0.89	$0.33	$0.13	$0.10	$0.33

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $28 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.

Outlook
On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. Our supplier advised us that they are working closely with industry regulators on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on adjusted EBITDA at $8 to $9 million in total for the first quarter of 2008.

We closed our 2007 fiscal year strongly, with all businesses showing growth over the prior year. Despite the supply issues at MDS Nordion, we believe that the Company is well positioned as we enter fiscal 2008.

Our integration of MDS Analytical Technologies is tracking well to plan and we continue to believe that the MD business will exceed our first year targets of $190 million in revenue and adjusted EBITDA of between $45 million and $50 million. We are pleased by the continued pace of new product launches and we will continue to drive innovation in this business next year. Our MetaMorph® ICS microscope launch this quarter was well received and is an example of our commitment to provide leading-edge technology to our customers in the drug development industry. Strong sales of FLIPR Tetra and Image Express during the year have contributed to positive momentum as we enter fiscal 2008. Continued growth from our many new platforms is expected. We also anticipate continuing strong adjusted EBITDA margins from MDS Analytical Technologies as we complete our integration and drive further migration of our production capabilities to Asia.

We are pleased with the continuing improvement in profitability at MDS Pharma Services. The business has now delivered five straight quarters of sequential improvement in adjusted EBITDA.  By year-end, the business had implemented 80% of the restructuring initiatives announced earlier in the year, although the timing of completing these steps meant that the savings from these activities were only partially realized this year. We expect adjusted EBITDA in this business to improve further in fiscal 2008 because of the actions we took this year.

We have been very pleased with the performance of our late-stage operations this year, which produced strong revenue growth and solid adjusted EBITDA. Although a number of contract cancellations have resulted in reduced reported backlog at year-end, our focus on bidding only on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog. In addition, the increase in bioanalytical orders in the fourth quarter increases our level of confidence that our customers in this line of business are returning.

MDS Nordion has continued solid performance this year and has been able to grow both revenues and adjusted EBITDA after taking into account foreign exchange, the Biogen Idec deferred revenue, and the unusual market conditions that existed in the first half of 2006. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization. It is also evidence of our strength in establishing new business relationships on a global basis.

Consolidated Statements of Financial Position [unaudited]
As at October 31 [millions of US dollars]	2007	2006 (Revised Note 17)
Assets
Current
Cash and cash equivalents	$259	$253
Short-term investments	91	135
Accounts receivable	284	229
Unbilled revenue	99	121
Inventories	134	86
Income taxes recoverable	54	42
Current portion of future tax assets	45	-
Prepaid expenses and other	21	21
Assets held for sale [note 7]	1	196
	988	1,083

Property, plant and equipment	390	339
Future tax assets	4	37
Long-term investments and other	284	170
Goodwill	797	417
Intangibles	601	338
Total assets	$3,064	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$391	$239
Deferred revenue	71	93
Income taxes payable	57	8
Future tax liabilities	10	-
Current portion of long-term debt	94	20
Liabilities related to assets held for sale [note 7]	-	114
	623	474

Long-term debt	290	374
Deferred revenue	16	17
Other long-term obligations	29	23
Future tax liabilities	182	82
Minority interest	1	-
	$1,141	$970
Shareholders’ equity
Share capital [note 5]	502	572
Retained earnings	945	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	476	n/a
	1,923	1,414
Total liabilities and shareholders’ equity	$3,064	$2,384
See accompanying notes
n/a – Not applicable.  Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3).  Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]
	Three months to October 31		Year ended October 31
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 17)	2007	2006 (Revised Note 17)
Net revenues	$318	$260	$1,162	$1,002
Reimbursement revenues	20	25	91	105
Total revenues	338	285	1,253	1,107

Cost of revenues	(178)	(169)	(694)	(644)
Reimbursed expenses	(20)	(25)	(91)	(105)
Selling, general and administration	(92)	(59)	(286)	(225)
Research and development [note 8]	(8)	(7)	(29)	(18)
Depreciation and amortization	(26)	(18)	(91)	(63)
Restructuring charges - net [note 9]	4	11	(40)	7
Other income (expenses) – net [note 11]	7	1	(61)	(6)
Equity earnings (loss)	-	(1)	-	(5)
Operating income (loss)	25	18	(39)	48
Interest expense	(7)	(6)	(27)	(21)
Dividend and interest income	7	4	25	15
Income (loss) from continuing operations before income taxes	25	16	(41)	42
Income taxes recovery (expense) [note 16]	(8)	(2)	7	(13)
Income (loss) from continuing operations	17	14	(34)	29
Income (loss) from discontinued operations - net of tax [note 7]	(2)	33	806	98
Net income	$15	$47	$772	$127
Basic earnings (loss) per share [note 10]
- from continuing operations	$0.14	$0.10	$(0.26)	$0.21
- from discontinued operations	(0.01)	0.23	6.12	0.68
Basic earnings per share	$0.13	$0.33	$5.86	$0.89
Diluted earnings (loss) per share [note 10]
- from continuing operations	$0.14	$0.10	$(0.25)	$0.21
- from discontinued operations	(0.01)	0.23	6.10	0.68
Diluted earnings per share	$0.13	$0.33	$5.85	$0.89
See accompanying notes

Consolidated Statements of retained earnings
[unaudited]

	Three months to October 31		Year ended October 31
[millions of US dollars]	2007	2006	2007	2006
Retained earnings, beginning of period	$930	$452	$495	$385
Net income	15	47	772	127
Repurchase of shares	-	-	(318)	-
Dividends – cash	-	(3)	(3)	(13)
Dividends – stock	-	(1)	(1)	(4)
Retained earnings, end of period	$945	$495	$945	$495
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]
	Three months to October 31	Year ended October 31
[millions of US dollars]	2007	2007
Net income	$15	$772
Other comprehensive income (loss) – net of income tax:
Unrealized gains on derivatives designated as cash flow hedges, net of tax	4	8
Reclassification of losses on derivatives designated as cash flow hedges to net income	(2)	(4)
Unrealized foreign currency gains on debt designated as a hedge operations, net of tax	12	5
Unrealized foreign currency gain (loss) on translation	111	124
Other comprehensive income	125	133
Comprehensive income	$140	$905
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]
	Three months to October 31		Year ended October 31
[millions of US dollars]	2007	2006 (Revised Note 17)	2007	2006 (Revised Note 17)
Operating activities
Net income	$15	$47	$772	$127
Income (loss) from discontinued operations – net of tax	(2)	33	806	98
Income (loss) from continuing operations	17	14	(34)	29
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	11	51	147	100
Changes in non-cash working capital balances relating to operations	58	(19)	87	(96)
Cash provided by operating activities of continuing operations	86	46	200	33
Cash provided by (used in) operating activities of discontinued operations	(4)	53	(56)	104
	82	99	144	137
Investing activities
Acquisitions [note 6]	1	-	(600)	-
Purchase of intangibles	-	-	(1)	-
Increase in deferred development charges	(7)	(4)	(14)	(10)
Proceeds from MAPLE transaction	-	-	-	24
Purchase of property, plant and equipment [note 14]	(28)	(14)	(73)	(53)
Proceeds from sale of capital assets	4	-	4	-
Proceeds on sale of short-term investments	-	-	165	-
Purchases of short-term investments	-	(1)	(118)	(135)
Proceeds on divestitures	-	3	-	5
Proceeds on sale of investment	-	-	13	-
Other	(18)	5	(20)	(11)
Cash used in investing activities of continuing operations	(48)	(11)	(644)	(180)
Cash provided by (used in) investing activities of discontinued operations	-	(8)	929	73
Financing activities
Repayment of long-term debt	(10)	(6)	(18)	(7)
Increase (decrease) in deferred revenue and other long-term obligations	(3)	2	(2)	(7)
Payment of cash dividends	-	(3)	(3)	(13)
Issuance of shares	-	2	15	26
Repurchase of shares	-	-	(441)	-
Cash used in financing activities of continuing operations	(13)	(5)	(449)	(1)
Cash used in financing activities of discontinued operations	-	(3)	(2)	(12)
Effect of foreign exchange rate changes on cash and cash equivalents	14	5	28	12
Increase in cash and cash equivalents during the period	35	77	6	29
Cash and cash equivalents, beginning of period	224	176	253	224
Cash and cash equivalents, end of period	$259	$253	$259	$253
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of US Dollars, except where noted]

1.         Basis of Presentation <?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3.  Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Amounts for the prior year have been revised to reflect the results of discontinued operations.

2.	Reporting Currency

The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP.  Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements.  A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars.  The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP.  In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars using the current rate method.  Under this method, all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions. Assets and liabilities are translated using the exchange rate at the end of that year or period.  All resulting exchange differences are reported as a separate component of shareholders’ equity.  The functional currency of each of the Company’s operations is unchanged.  Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company reported a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3.	Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006.  The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated.  With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a)	Comprehensive Income

Comprehensive income is composed of the Company’s net income and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on assets held for sale, unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes.  The components of comprehensive income are disclosed in the consolidated statements of comprehensive income.

(b)	Financial Assets and Financial Liabilities

Under the new standards, all financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included on the consolidated statements of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Held-for-trading financial investments are recorded at cost as they are initiated and are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are also initially recorded at cost and are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is disposed, derecognized, or impaired.   As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading.  Short-term investments are classified as available-for-sale investments.   Accounts receivable, and long-term note receivables are classified as loans and receivables.  The financial instrument pledged as security on long-term debt is classified as a held-to-maturity investment.  Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

The carrying value, which equals the fair value of financial assets and liabilities as at October 31, 2007 is summarized as follows:
Classification
Held-for-trading	$259
Held-to-maturity	46
Loans and receivables	413
Available-for-sale	116
Other liabilities	$855

(c)	Derivatives and Hedge Accounting

Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale.  All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case the changes in fair value associated with the effective portions of the hedge is recorded in other comprehensive income.  The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003.  The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis.  Under the new standards, all derivatives are recorded at fair value.
All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income.  These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.  The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income.  Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the occurrence of the forecasted transaction is still probable and it would be recognized in the statement of income in the period the hedged transaction impacts income.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income.  Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for in a manner that is similar to cash flow hedges.  Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the statement of income.  Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation.  The adoption of the new standards resulted in the reclassification of $347 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

(d)	Measurement Uncertainty

The preparation of consolidated financial statements that confirm with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Estimates are derived from financial models that are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates.

In early August 2007, we invested in $17 million of asset-backed commercial paper that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment

(e)	Future Changes in Accounting Policies

Capital Disclosures
The CICA issued a new accounting standard, Section 1535 – “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  This new standard is effective for the Company beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862 – “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company intends to adopt these new standards effective November 1, 2007.

Accounting for Transaction Costs of Financial Instruments Classified Other than as Held for Trading
On June 1, 2007, the EIC issued EIC-166, “Accounting Policy Choice for Transaction Costs”, which allows an entity the accounting policy choice of recognizing all transaction costs in net income or adding to the initial carrying cost those transaction costs that are directly attributable to the acquisition or issue of the financial instrument for all similar financial instruments other than those classified as held for trading.  The guidance is effective beginning November 1, 2007.  The new guidance is not expected to have a material effect on the financial position or earnings of the Company.

4.	Accumulated Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income, net of income taxes are as follows:
As at October 31, 2007
Unrealized gains on derivatives designated as cash flow hedges	$4
Unrealized foreign currency gains on debt designated as a hedge	135
Unrealized foreign currency gain (loss) on translation	337
Accumulated other comprehensive income balance as at October 31, 2007	$476

Income tax liabilities related to the above components of accumulated other comprehensive income for unrealized gains on derivatives designated as cash flow hedges and unrealized gains  on translation of debt designated as a hedge are $2 million and $24 million, respectively.

5.	Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at October 31, 2007:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	1,090	21
Repurchased during the period	(22,831)	(91)
Balance as at October 31, 2007	122,578	$502

During the second quarter, the Company repurchased and cancelled 22,831 Common shares, under the terms of a substantial issuer bid.

(number of options in thousands)	Number	AverageExercise Price
Stock options
Balance as at October 31, 2006	5,850	C$	18.76
Activity during the period:
Granted	1,241	C$	21.72
Exercised	(982)	C$	16.47
Cancelled or forfeited	(554)	C$	20.35
Balance as at October 31, 2007	5,555	C$	19.66

There were 3,223 stock options exercisable as at October 31, 2007.

6.	Acquisition of Molecular Devices Corporation

On March 20, 2007, the Company completed a tender offer which resulted in MDS acquiring 100% of the shares of Molecular Devices Corporation (MD), a California-based company with global operations.  MD designs, develops, manufactures, sells and services bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex to strengthen MDS’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.

The operations for this acquisition are reported within the results of the Company’s newly formed MDS Analytical Technologies segment (which combines MD with the previous Instruments segment) in the consolidated financial statements from the acquisition date.

The aggregate purchase consideration (net of cash acquired of $21 million) was approximately $600 million paid in cash from existing cash on hand.  Included in the consideration is the cash cost of $27 million to settle all outstanding in-the-money options of MD at the closing date of the acquisition.  Direct and incremental third party acquisition costs associated with the acquisition were approximately $7 million.

The acquisition has been accounted for as a purchase in accordance with CICA Handbook Section 1581 “Business Combinations” and the Company has accordingly allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price as additional information becomes available regarding liabilities incurred and revisions are made to preliminary estimates of fair values made at the acquisition date.  In connection with determining the fair value of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques.

The components of the preliminary purchase price allocation for the acquisition cost of MD are as follows:
Consideration and acquisition costs:
Cash and payments, net of cash acquired	$593
Transaction costs	7

Net consideration and acquisition costs	$600

Allocation of purchase price:
Net tangible assets acquired	$15
Intangible assets acquired:
Developed technologies	161
Brands	60
Goodwill (non-tax deductible)	364
Total purchase price	$600

The following table summarizes the components of the net tangible assets acquired at fair value:
Inventories	$40
Property, plant and equipment	12
Other assets and liabilities, net	(37)
Net tangible assets acquired	$15

Other assets and liabilities include $25 million of net future tax liabilities. Net tangible assets acquired include a charge of $8 million to eliminate redundant positions and consolidate redundant facilities at MD over the course of the next year.  The developed technologies will be amortized over their estimated lives, which are estimated to range between five and seven years, while the brands have an indefinite life and are not amortized.

The acquisition of MD has added $6 million of annual commitments related to operating leases and $14 million of inventory purchase commitments in 2007.

7.	Sale of Canadian Diagnostics Business and Discontinued Operations

In 2005, The Board of Directors of the Company approved a strategic plan to focus the Company on its life sciences businesses and to close or divest of businesses that were not strategic to this plan.   As a result, the Company had reclassified its Canadian diagnostics business as discontinued operations.

On February 26, 2007, the Company completed the sale of its Canadian diagnostic services business to Borealis Infrastructure Management Inc. for gross proceeds of C$1.325 billion.  The sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests, resulted in net proceeds of US$988 million comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009.  This note was recorded at an effective interest rate of 4.4% and had a book value of $59 million.  Included in income from discontinued operations, the Company recorded a net gain of US$791 million on the transaction.

As a result of the sale, MDS sold $84 million in net assets consisting of:
Accounts receivable	$31
Property, plant and equipment	27
Long-term investments and other	18
Goodwill	57
Accounts payable and accrued liabilities	(25)
Long-term debt and other long-term obligations	(24)
Net assets	$84

The results of discontinued operations in the quarter and the twelve-months ended October 31 were as follows:
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Net revenues	$-	$82	$95	$362
Cost of revenues	-	(45)	(57)	(225)
Selling, general and administration	(1)	(15)	(16)	(53)
Depreciation and amortization	-	(3)	-	(10)
Restructuring charges	-	-	-	(1)
Other expenses	-	(3)	-	(3)
Equity earnings	-	1	1	3
Operating income (loss)	(1)	17	23	73
Gain on sale of discontinued operations	-	-	904	24
Dividend and interest income	-	1	1	2
Income tax recovery (expense)	-	16	(117)	7
Minority interest – net of tax	(1)	(1)	(5)	(8)
Income (loss) from discontinued operations – net of tax	$(2)	$33	$806	$98
Basic earnings per share	$(0.01)	$0.23	$6.12	$0.68
Diluted earnings per share	$(0.01)	$0.23	$6.10	$0.68

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business, the results of Source Medical Corporation, and certain small MDS Pharma Services businesses discontinued in 2005.  In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:
	As at October 31	As at October 31
	2007	2006
Assets held for sale
Accounts receivable	$-	$31
Inventories	-	3
Prepaid expenses and other	-	3
Property, plant and equipment	-	28
Future tax asset	-	63
Long-term investments and other	1	13
Goodwill	-	54
Intangibles	-	1
Total assets held for sale	1	196
Less: Current assets held for sale[1]	(1)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$-	$33
Income taxes payable	-	-
Long-term debt	-	4
Other long-term obligations	-	6
Future tax liabilities	-	55
Minority interest	-	16
Total liabilities related to assets held for sale	-	114
Less: Current liabilities related to assets held for sale[1]	-	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current as the Company had signed agreements where such assets were expected to be disposed of within one year.

8.	Research and Development
	Three months to October 31		Year-ended October 31
	2007	2006	2007	2006
Gross expenditures	$22	$14	$72	$52
Investment tax credits	(2)	(3)	(5)	(9)
Recoveries from partners	(7)	(4)	(24)	(21)
Development costs deferred	(5)	-	(14)	(4)
Research and development expense	$8	$7	$29	$18

For the three months ended October 31, 2007 depreciation and amortization includes $2 million (2006 - $2 million) related to equipment used for research and development, and $2 million from amortization of deferred development costs (2006 - $2 million).   For the twelve months ended October 31, 2007 depreciation and amortization includes $6 million (2006 - $7 million) related to equipment used for research and development and $6 million (2006 - $6 million) from amortization of deferred development costs.

9.	Restructuring

An analysis of the activity in the reserve, which covers restructuring plans announced and recorded in 2005, 2006 and 2007, is as follows:
	Restructuring Charge	Cumulative drawdowns		Reserve Balance
		Cash	Non-cash
2005 Restructuring Plan:
Workforce reductions	$34	$(32)	$(1)	$1
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
Total for 2005 Plan	$51	$(34)	$(16)	$1
2006 Restructuring Plan:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
Total for 2006 Plan	$(7)	$(2)	$9	$-
2007 Restructuring Plan:
Workforce reductions	$18	$(9)	$-	$9
Equipment and other asset write-downs	4	-	(2)	2
Contract cancellation charges	5	(5)	-	-
Other	13	(9)	(2)	2
Total for 2007 Plan	$40	$(23)	$(4)	$13
Remaining Reserve Balance, Total				$14

During the quarter ended April 30, 2007, management of the Company approved a restructuring plan designed principally to improve the profitability of MDS Pharma Services.  The Company recorded a restructuring provision of $28 million in the second quarter including $17 million for severance, $5 million to reduce the carrying value of certain assets and $6 million for other costs.  During the three months ended October 31, 2007, the Company utilized
$5 million of this provision.

10.	Earnings Per Share

(a)	Dilution
	Three months to October 31		Year ended October 31
(number of shares in millions)	2007	2006	2007	2006
Weighted average number of Common shares outstanding – basic	123	143	132	143
Impact of stock options assumed exercised	-	1	-	1
Weighted average number of Common shares outstanding – diluted	123	144	132	144

(b)	Pro-Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements.  Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”.  The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months to October 31		Year ended to October 31
	2007	2006	2007	2006
Net income	$15	$47	$772	$127
Compensation expense for options granted prior to November 1, 2003	-	-	-	(2)
Net income – pro-forma	$15	$47	$772	$125

Pro-forma basic earnings per share	$0.13	$0.33	$5.86	$0.89
Pro-forma diluted earnings per share	$0.13	$0.33	$5.85	$0.89

(c)	Stock Options

During the quarter, the Company granted 17,900 options (2006 – 9,000) at an average exercise price of C$20.87 (2006 - C$19.77). These options have a fair value determined using the Black-Scholes model of C$5.32 per share (2006 - C$4.18) based on the following assumptions:
	2007	2006
Risk-free interest rate	4.2%	4.0%
Expected dividend yield	0.0%	0.0%
Expected volatility	0.20	0.21
Expected time to exercise (years)	4.40	3.25

11.	Other Income (Expense) - Net
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Write-down of other long-term assets	$-	$-	$-	$(1)
Write-down of investments	-	-	(6)	-
Gain on sale of long-term assets	1	-	3	2
Loss on sale of Hamburg clinic	-	-	(4)	-
Gain on sale of business	-	-	1	-
Acquisition integration costs	(2)	-	(4)	-
FDA provision	-	-	(61)	-
Valuation provision	(2)	-	(2)	-
Protana settlement	5	-	5	-
Unrealized gain on interest rate swaps	2	2	1	-
MAPLE settlement	3	-	6	(9)
Insurance settlement	-	(1)	-	2
Other income (expense) - net	$7	$1	$(61)	$(6)

12.	Post-Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post-employment obligation expense for the quarter was nil (2006 - nil) and $2 million (2006 - $1 million) for the year.

13.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Depreciation and amortization	$26	$18	$91	$63
Stock option compensation	2	1	4	4
Deferred revenue	(2)	(1)	(5)	(7)
Future income taxes	(10)	32	36	19
Equity earnings – net of distribution	-	7	-	15
Write-down of MAPLE assets	-	-	-	9
Write-down of investments	2	-	8	-
Write-down of intangibles	1	-	1	-
Loss on sale of Hamburg clinic	-	-	4	-
(Gain) loss on disposal of equipment and other assets	(5)	-	1	-
Gain on sale of investment/business	-	-	(2)	(2)
Amortization of purchase price adjustments	2	1	14	1
Other	(5)	(7)	(5)	(2)
	$11	$51	$147	$100

Changes in non-cash working capital balances relating to operations include:
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Accounts receivable	$(21)	$(17)	$(30)	$(19)
Unbilled revenue	11	44	23	(25)
Inventories	(10)	4	(20)	49
Prepaid expenses and other	25	6	33	(5)
Accounts payable and deferred revenue	49	-	81	(41)
Income taxes	4	(56)	-	(55)
	$58	$(19)	$87	$(96)

14.	Segmented Information

				Three months to October 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$123	$76	$119	$-	$318
Cost of revenues	(78)	(40)	(60)	-	(178)
Selling, general and administration	(40)	(15)	(23)	(14)	(92)
Research and development	-	-	(8)	-	(8)
Depreciation and amortization	(9)	(3)	(14)	-	(26)
Restructuring charges - net	4	-	-	-	4
Other income (expense) - net	-	3	(1)	5	7
Operating income (loss)	$-	$21	$13	$(9)	$25

Total assets	$853	$772	$938	$501	$3,064

Capital expenditures	$20	$3	$2	$3	$28

				Three-months to October 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$122	$76	$62	$-	$260
Cost of revenues	(91)	(39)	(39)	-	(169)
Selling, general and administration	(37)	(14)	(3)	(5)	(59)
Research and development	-	(2)	(5)	-	(7)
Depreciation and amortization	(9)	(4)	(5)	-	(18)
Restructuring charges - net	1	2	-	8	11
Other income (expense) - net	(1)	-	-	2	1
Equity loss	-	-	-	(1)	(1)
Operating income (loss)	$(15)	$19	$10	$4	$18

Total Assets	$877	$621	$166	$720	$2,384

Capital expenditures	$9	$-	$2	$3	$14

				Year ended October 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$477	$289	$396	$-	$1,162
Cost of revenues	(326)	(150)	(218)	-	(694)
Selling, general and administration	(138)	(51)	(64)	(33)	(286)
Research and development	-	(2)	(27)	-	(29)
Depreciation and amortization	(35)	(13)	(41)	(2)	(91)
Restructuring charges - net	(31)	-	-	(9)	(40)
Other income (expense) - net	(65)	7	(3)	-	(61)
Operating income (loss)	$(118)	$80	$43	$(44)	$(39)

Total assets	$853	$772	$938	$501	$3,064

Capital expenditures	$48	$8	$10	$7	$73

				Year ended October 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Net revenues	$459	$297	$246	$-	$1,002
Cost of revenues	(343)	(150)	(151)	-	(644)
Selling, general and administration	(128)	(51)	(16)	(30)	(225)
Research and development	-	(4)	(14)	-	(18)
Depreciation and amortization	(30)	(15)	(18)	-	(63)
Restructuring charges - net	-	2	-	5	7
Other income (expense) - net	4	(9)	-	(1)	(6)
Equity loss	(1)	-	-	(4)	(5)
Operating income (loss)	$(39)	$70	$47	$(30)	$48

Total Assets	$877	$621	$166	$720	$2,384

Capital expenditures	$35	$-	$7	$11	$53

15.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
	As at October 31		As at October 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option - asset	$7	$7	$1	$1
Currency forward and option - liabilities	$(12)	$(12)	$-	$-
Interest rate swap and option contracts	$(1)	$(1)	$(2)	$(2)

As of October 31, 2007, the Company had outstanding foreign exchange contracts in place to sell US$34 million at a weighted average exchange rate of C$1.1280 maturing over the next five months.  The Company also had interest rate swap contracts that convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

During the third quarter, the Company de-designated $70 million of the US dollar debt from being a hedge of its US net investment, and entered into foreign exchange contracts to lock in the exchange rate the Company would pay to buy the US dollars required to make the scheduled December debt payments.  Gains and losses on the foreign exchange contracts and on this portion of the US dollar denominated debt are offsetting in the income statement.

16.	Income Taxes

A reconciliation of expected income taxes to the reported income tax expense is provided below.  Our effective tax rate for the quarter was lower than expected due to the bankruptcy proceeds that we recorded this quarter relating to Protana Inc., that are not subject to income tax.
Three months to October 31
	2007	2006
Expected income tax expense (recovery) at MDS’s 35% (2006 – 35%) statutory rate	$9	$6
Decrease to taxes expense as a result of:
Protana bankruptcy proceeds not subject to tax	(1)
Impact of tax rate changes on future tax balances		(4)
Reported income tax expense	$8	$2

17.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  Certain figures for the previous period have been reclassified to conform to the current period’s financial statement presentation.

18.	Subsequent Events

Subsequent to the year-end, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines. The sale is a result of MDS Nordion's strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines for $15 million. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. The Company will report a loss on disposal of this product line, including all costs associated with the disposal, in the range of $4 million to $6 million.

On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited (AECL) while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. AECL advised us that they are working closely with industry regulators on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on operating income at $8 to $9 million in total for the first quarter of 2008.